Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000-23143

On March 13, 2020, Progenics Pharmaceuticals, Inc. issued the following press release:

Progenics Pharmaceuticals, Inc. One World Trade Center 47th Floor, Suite J New York, New York 10007 (646) 975-2500 www.progenics.com

PROGENICS PHARMACEUTICALS ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2019 FINANCIAL RESULTS

NEW YORK, March 13, 2020 -- Progenics Pharmaceuticals, Inc. (Nasdaq:PGNX) today announced financial results for the fourth quarter and full-year 2019.

“The recent positive top line results from the Phase 3 CONDOR trial of PyL™ highlights the potential of our radiopharmaceutical pipeline. By merging with Lantheus, we believe we can leverage Lantheus’ long-standing expertise in complex manufacturing, supply chain and commercial excellence to deliver on the promise of PyL, AZEDRA® and our complementary PSMA-targeted product portfolio,” said David Mims, Interim Chief Executive Officer of Progenics.

Mr. Mims continued, “The reconstituted Progenics Board’s support for the Lantheus merger is based on the culmination of our thorough evaluation of the business prospects and operations of Progenics as a stand-alone business, as well as the value of the interest of Progenics’ shareholders in the combined company under the revised terms. The Board believes the combination with Lantheus under the newly revised negotiated terms of the merger agreement represents the best pathway forward to maximize long-term stockholder value.”

Fourth Quarter and Full-Year 2019 Financial Results

Fourth quarter 2019 revenue totaled $15.1 million, up from $3.2 million in the fourth quarter of 2018. Full-year 2019 revenue totaled $35.0 million, up from $15.6 million for the full-year 2018. The increases for the full year relate primarily to a $10.0 million RELISTOR® sales milestone for the achievement of U.S. net sales over $100 million, a $4.0 million upfront payment from FUJIFILM under the aBSI agreement, a $2.0 milestone under the Bayer agreement for initiation of a Phase 1 trial of PSMA TTC, an increase of $2.1 million in RELISTOR royalties and $1.6 million of AZEDRA net sales.

Research and development expenses increased by $2.7 million and $14.1 million in the fourth quarter and full-year 2019, respectively, compared to the corresponding periods in 2018, resulting primarily from higher costs associated with the transition of the AZEDRA manufacturing site, initiatives to increase production capacity and provide redundancy for iodine-based products AZEDRA and 1095, and higher costs associated with the clinical trials for 1095 and PyL. Fourth quarter and full-year selling, general and administrative expenses increased by $4.5 million and $18.4 million, respectively, compared to the corresponding periods in 2018, primarily attributable to legal and advisory fees associated with the contested election at our 2019 annual meeting of shareholders and the consent solicitation campaign, legal and advisory fees associated with the merger agreement with Lantheus in 2019, and higher PSMA-617 litigation costs.

For the three months and full-year ended December 31, 2019, Progenics recognized interest expense of $1.0 million and $4.1 million, respectively, related to the RELISTOR royalty-backed loan, compared to $1.1 million and $4.7 million recognized in the corresponding periods in 2018.

Net loss attributable to Progenics for the fourth quarter was $11.3 million or $0.13 per diluted share, compared to a net loss of $14.7 million or $0.17 per diluted share in the corresponding 2018 period. Net loss for the full-year 2019 was $68.6 million or $0.80 per diluted share, compared to net loss of $67.7 million or $0.87 per diluted share for the full-year 2018.

Progenics ended the year with cash and cash equivalents of $42.0 million, reflecting a decrease of $22.5 million in the quarter and a decrease of $95.7 million from 2018 year-end, reflecting primarily cash used for operating expenses and for the acquisition of the Somerset manufacturing site for AZEDRA, as well as for capital expenditures to increase production capacity and provide redundancy for iodine-based products.

Due to the pending merger with Lantheus, Progenics will not be hosting a conference call this quarter.

- Financial Tables follow –

Progenics Announces Fourth Quarter and Full-Year2019 Financial Results

PROGENICS PHARMACEUTICALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2019	2018	2019	2018
	(Unaudited)
Revenues:
Product sales	$719	$-	$1,559	$-
Royalty income	4,304	3,151	16,970	14,908
License and other revenues	10,103	87	16,457	714
Total revenues	15,126	3,238	34,986	15,622

Operating expenses:
Cost of goods sold	1,358	-	3,168	-
Research and development	12,312	9,600	49,223	35,147
Selling, general and administrative	12,571	8,090	47,838	29,431
Intangible impairment charge	-	-	-	23,200
Change in contingent consideration liability	(400)	(100)	916	(5,800)
Total operating expenses	25,841	17,790	101,145	81,978

Operating loss	(10,715)	(14,552)	(66,159)	(66,356)

Other (expense) income:
Interest (expense) income, net	(543)	(235)	(2,376)	(2,933)
Total other (expense) income	(543)	(235)	(2,376)	(2,933)

Loss before income tax benefit	(11,258)	(14,787)	(68,535)	(69,289)

Income tax benefit (expense)	(17)	83	(17)	1,632

Net loss	$(11,275)	$(14,704)	$(68,552)	$(67,657)

Net loss per share - basic and diluted	$(0.13)	$(0.17)	$(0.80)	$(0.87)
Weighted average shares outstanding – basic and diluted	86,434	84,543	85,607	77,890

CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)

	December 31, 2019	December 31, 2018

Cash and cash equivalents	$42,049	$137,686
Accounts receivable, net	15,976	3,803
Property and equipment, net	11,688	3,944
Intangible assets, net and goodwill	24,670	19,740
Other assets	25,087	4,324
Total assets	$119,470	$169,497

Current liabilities	$22,068	$23,446
Contingent consideration liability	3,900	3,950
Long-term debt, deferred tax and other liabilities	46,949	41,026
Total liabilities	72,917	68,422
Total stockholders’ equity	46,553	101,075
Total liabilities and stockholders’ equity	$119,470	$169,497

Progenics Announces Fourth Quarter and Full-Year2019 Financial Results

Indication
AZEDRA® (iobenguane I 131) is indicated for the treatment of adult and pediatric patients 12 years and older with iobenguane scan positive, unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma who require systemic anticancer therapy.

Important Safety Information
Warnings and Precautions:
Risk from radiation exposure: AZEDRA contributes to a patient’s overall long-term radiation exposure. Long-term cumulative radiation exposure is associated with an increased risk for cancer. These risks of radiation associated with the use of AZEDRA are greater in pediatric patients than in adults. Minimize radiation exposure to patients, medical personnel, and household contacts during and after treatment with AZEDRA consistent with institutional good radiation safety practices and patient management procedures.
Myelosuppression: Severe and prolonged myelosuppression occurred during treatment with AZEDRA. Among the 88 patients who received a therapeutic dose of AZEDRA, 33% experienced Grade 4 thrombocytopenia, 16% experienced Grade 4 neutropenia, and 7% experienced Grade 4 anemia. Five percent of patients experienced febrile neutropenia. Monitor blood cell counts weekly for up to 12 weeks or until levels return to baseline or the normal range. Withhold and dose reduce AZEDRA as recommended in the prescribing information based on severity of the cytopenia.
Secondary myelodysplastic syndrome, leukemia, and other malignancies: Myelodysplastic syndrome (MDS) and acute leukemias were reported in 6.8% of the 88 patients who received a therapeutic dose of AZEDRA. The time to development of MDS or acute leukemia ranged from 12 months to 7 years. Two of the 88 patients developed a non-hematological malignancy.
Hypothyroidism: Hypothyroidism was reported in 3.4% of the 88 patients who received a therapeutic dose of AZEDRA. Initiate thyroid-blocking medications starting at least 1 day before and continuing for 10 days after each AZEDRA dose to reduce the risk of hypothyroidism or thyroid neoplasia. Evaluate for clinical evidence of hypothyroidism and measure thyroid-stimulating hormone (TSH) levels prior to initiating AZEDRA and annually thereafter.
Elevations in blood pressure: Eleven percent of the 88 patients who received a therapeutic dose of AZEDRA experienced a worsening of pre-existing hypertension defined as an increase in systolic blood pressure to ≥160 mmHg with an increase of 20 mmHg or an increase in diastolic blood pressure to ≥100 mmHg with an increase of 10 mmHg. All changes in blood pressure occurred within the first 24 hours post infusion. Monitor blood pressure frequently during the first 24 hours after each therapeutic dose of AZEDRA.
Renal toxicity: Of the 88 patients who received a therapeutic dose of AZEDRA, 7% developed renal failure or acute kidney injury and 22% demonstrated a clinically significant decrease in glomerular filtration rate (GFR) measured at 6 or 12 months. Monitor renal function during and after treatment with AZEDRA. Patients with baseline renal impairment may be at greater risk of toxicity; perform more frequent assessments of renal function in patients with mild or moderate impairment. AZEDRA has not been studied in patients with severe renal impairment.
Pneumonitis: Fatal pneumonitis occurred 9 weeks after a single dose in one patient in the expanded access program. Monitor patients for signs and symptoms of pneumonitis and treat appropriately.

Progenics Announces Fourth Quarter and Full-Year2019 Financial Results

Embryo-fetal toxicity: Based on its mechanism of action, AZEDRA can cause fetal harm. Verify pregnancy status in females of reproductive potential prior to initiating AZEDRA. Advise females and males of reproductive potential of the potential risk to a fetus and to use effective contraception during treatment with AZEDRA and for 7 months after the final dose. Advise males with female partners of reproductive potential to use effective contraception during treatment and for 4 months after the final dose.
Risk of infertility: Radiation exposure associated with AZEDRA may cause infertility in males and females. Radiation absorbed by testes and ovaries from the recommended cumulative dose of AZEDRA is within the range where temporary or permanent infertility can be expected following external beam radiotherapy.

Adverse Reactions:
The most common severe (Grade 3–4) adverse reactions observed in AZEDRA clinical trials (≥10%) were lymphopenia (78%), neutropenia (59%), thrombocytopenia (50%), fatigue (26%), anemia (24%), increased international normalized ratio (18%), nausea (16%), dizziness (13%), hypertension (11%), and vomiting (10%). Twelve percent of patients discontinued treatment due to adverse reactions (thrombocytopenia, anemia, lymphopenia, nausea and vomiting, multiple hematologic adverse reactions).
Drug Interactions:
Based on the mechanism of action of iobenguane, drugs that reduce catecholamine uptake or that deplete catecholamine stores may interfere with iobenguane uptake into cells and therefore interfere with dosimetry calculations or the efficacy of AZEDRA. These drugs were not permitted in clinical trials that assessed the safety and efficacy of AZEDRA. Discontinue the drugs listed in the prescribing information for at least 5 half-lives before administration of either the dosimetry dose or a therapeutic dose of AZEDRA. Do not administer these drugs until at least 7 days after each AZEDRA dose.
For important risk and use information about AZEDRA, please see Full Prescribing Information.
To report suspected adverse reactions, contact Progenics Pharmaceuticals, Inc. at 844-668-3950 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Reference: AZEDRA® prescribing information. New York, NY: Progenics Pharmaceuticals, Inc.; 08 2018.

About RELISTOR®

Progenics has exclusively licensed development and commercialization rights for its first commercial product, RELISTOR, to Bausch Health Companies, Inc. RELISTOR Tablets (450 mg once daily) are approved in the United States for the treatment of opioid-induced constipation (OIC) in patients with chronic non-cancer pain. RELISTOR Subcutaneous Injection (12 mg and 8 mg) is a treatment for OIC approved in the United States and worldwide for patients with advanced illness and chronic non-cancer pain.

IMPORTANT SAFETY INFORMATION - RELISTOR (methylnaltrexone bromide) tablets, for oral use and RELISTOR (methylnaltrexone bromide) injection, for subcutaneous use

Progenics Announces Fourth Quarter and Full-Year2019 Financial Results

RELISTOR tablets and injection are contraindicated in patients with known or suspected gastrointestinal obstruction and patients at increased risk of recurrent obstruction, due to the potential for gastrointestinal perforation.

Cases of gastrointestinal perforation have been reported in adult patients with opioid-induced constipation and advanced illness with conditions that may be associated with localized or diffuse reduction of structural integrity in the wall of the gastrointestinal tract (e.g., peptic ulcer disease, Ogilvie's syndrome, diverticular disease, infiltrative gastrointestinal tract malignancies or peritoneal metastases). Take into account the overall risk-benefit profile when using RELISTOR in patients with these conditions or other conditions which might result in impaired integrity of the gastrointestinal tract wall (e.g., Crohn's disease). Monitor for the development of severe, persistent, or worsening abdominal pain; discontinue RELISTOR in patients who develop this symptom.

If severe or persistent diarrhea occurs during treatment, advise patients to discontinue therapy with RELISTOR and consult their healthcare provider.

Symptoms consistent with opioid withdrawal, including hyperhidrosis, chills, diarrhea, abdominal pain, anxiety, and yawning have occurred in patients treated with RELISTOR. Patients having disruptions to the blood-brain barrier may be at increased risk for opioid withdrawal and/or reduced analgesia and should be monitored for adequacy of analgesia and symptoms of opioid withdrawal.

Avoid concomitant use of RELISTOR with other opioid antagonists because of the potential for additive effects of opioid receptor antagonism and increased risk of opioid withdrawal.

The use of RELISTOR during pregnancy may precipitate opioid withdrawal in a fetus due to the immature fetal blood brain barrier and should be used during pregnancy only if the potential benefit justifies the potential risk to the fetus. Because of the potential for serious adverse reactions, including opioid withdrawal, in breastfed infants, advise women that breastfeeding is not recommended during treatment with RELISTOR. In nursing mothers, a decision should be made to discontinue nursing or discontinue the drug, taking into account the importance of the drug to the mother.

A dosage reduction of RELISTOR tablets and RELISTOR injection is recommended in patients with moderate and severe renal impairment (creatinine clearance less than 60 mL/minute as estimated by Cockcroft-Gault). No dosage adjustment of RELISTOR tablets or RELISTOR injection is needed in patients with mild renal impairment.

A dosage reduction of RELISTOR tablets is recommended in patients with moderate (Child-Pugh Class B) or severe (Child-Pugh Class C) hepatic impairment. No dosage adjustment of RELISTOR tablets is needed in patients with mild hepatic impairment (Child-Pugh Class A). No dosage adjustment of RELISTOR injection is needed for patients with mild or moderate hepatic impairment. In patients with severe hepatic impairment, monitor for methylnaltrexone-related adverse reactions.
In the clinical studies, the most common adverse reactions were:

Progenics Announces Fourth Quarter and Full-Year2019 Financial Results

OIC in adult patients with chronic non-cancer pain

●

RELISTOR tablets (≥ 2% of RELISTOR patients and at a greater incidence than placebo): abdominal pain (14%), diarrhea (5%), headache (4%), abdominal distention (4%), vomiting (3%), hyperhidrosis (3%), anxiety (2%), muscle spasms (2%), rhinorrhea (2%), and chills (2%).

●

RELISTOR injection (≥ 1% of RELISTOR patients and at a greater incidence than placebo): abdominal pain (21%), nausea (9%), diarrhea (6%), hyperhidrosis (6%), hot flush (3%), tremor (1%), and chills (1%).

OIC in adult patients with advanced illness

●	RELISTOR injection (≥ 5% of RELISTOR patients and at a greater incidence than placebo): abdominal pain (29%) flatulence (13%), nausea (12%), dizziness (7%), and diarrhea (6%).

Please see complete Prescribing Information for RELISTOR at www.bauschhealth.com. For more information about RELISTOR, please visit www.RELISTOR.com.

About PROGENICS
Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus Holdings filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on November 12, 2019 that includes a joint proxy statement of Lantheus Holdings and Progenics that also constitutes a preliminary prospectus of Lantheus Holdings. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Lantheus Holdings and Progenics. INVESTORS AND SECURITY HOLDERS OF LANTHEUS HOLDINGS AND PROGENICS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Lantheus Holdings or Progenics through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Lantheus Holdings are or will also be available free of charge on Lantheus Holdings’ website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001. Copies of the documents filed with the SEC by Progenics are or will also be available free of charge on Progenics’ internet website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533.

Certain Information Regarding Participants

Lantheus Holdings, Progenics, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 25, 2020, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019, and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and its Current Report on Form 8-K, which was filed with the SEC on November 21, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Lantheus Holdings or Progenics as described above.

Forward Looking Statements
This press release contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for shareholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only and are subject to risks and uncertainties that could cause actual events or results to differ materially. These risks and uncertainties include, among others: risks associated with the proposed merger transaction with Lantheus Holdings, Inc.; market acceptance for approved products; the risk that the commercial launch of AZEDRA may not meet revenue and income expectations; the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; the unpredictability of the duration and results of regulatory review of New Drug Applications (“NDA”) and Investigational NDAs; the inherent uncertainty of outcomes in intellectual property disputes such as the dispute with University of Heidelberg regarding PSMA-617; our ability to successfully develop and commercialize products that incorporate licensed intellectual property; the effectiveness of the efforts of our partners to market and sell products on which we collaborate and the royalty revenue generated thereby; generic and other competition; the possible impairment of, inability to obtain and costs of obtaining intellectual property rights; and possible product safety or efficacy concerns, general business, financial, regulatory and accounting matters, litigation and other risks. More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (the “SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2019. Progenics is providing the information in this press release as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Additional information concerning Progenics and its business may be available in press releases or other public announcements and public filings made after this press release. For more information, please visit www.progenics.com. Information on or accessed through our website or social media sites is not included in the company’s SEC filings.

(PGNX-F)

Contact
Melissa Downs
Investor Relations
(646) 975-2533
mdowns@progenics.com